VERTEX PHARMACEUTICALS INCORPORATED
130 WAVERLY STREET • CAMBRIDGE, MA 02139-4242
TEL. 617.444.6100 • FAX 617.444-6483
http://www.vrtx.com

January 30, 2008

Delivered by EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Attn:  Tim Buchmiller, Senior Attorney

Re:

Vertex Pharmaceuticals Incorporated

Definitive Proxy Statement

Filed April 12, 2007

File No. 000-19319

Ladies and Gentlemen:

This letter relates to (i) comments from the staff of the Securities and Exchange Commission (the “Commission”) to Vertex Pharmaceuticals Incorporated (the “Company”) set forth in the staff’s letter to Dr. Joshua Boger, dated January 16, 2008 (the “Comment Letter”), regarding the Company’s Definitive Proxy Statement, which was filed with the Commission on April 12, 2007, and (ii) a dialogue between a representative of the Company’s legal department and a representative of the staff of the Commission, which occurred on January 28, 2008.  During such dialogue, the staff of the Commission (i) requested that the Company file this letter with the Commission on or before January 30, 2008 and (ii) confirmed that the Company’s proposed schedule for responding to the Comment Letter, as set forth in this letter, was acceptable to the Commission.

The Company hereby confirms:

1)              That the Company has received the Comment Letter.

2)              That the Company is in the process of drafting its response to the Comment Letter.

3)              That the Company desires to discuss its response to the Comment Letter at the regularly scheduled February 7, 2008 meeting of the Company’s Management Development and Compensation Committee.

4)              That the Company will file its response to the Comment Letter via EDGAR on or before February 22, 2008.

Please contact me at 617-444-6417 in the event that you have any questions or concerns with respect to this matter.  In the event that I am not available, please contact my colleague, Valerie Andrews, at 617-444-6227.

Very truly yours,

/s/ Kenneth S. Boger

Kenneth S. Boger
Senior Vice President and General Counsel